# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lazydays Holdings, Inc., CIK 0001721741
CUSIP: 52110H209
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4042 Park Oaks Blvd., Suite 350, Tampa, Florida (FL), 33610
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000950170-25-021295
Filed by CIK 0001641604

## Reporting persons
- Alta Fundamental Advisers LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Lazydays Holdings, Inc.
Address of issuer's principal executive offices: 4042 Park Oaks Blvd., Suite 350, Tampa, Florida, 33610

## Item 2. Person Filing
Name of person filing:
The name of the person filing this report (the "Reporting Person") with respect to the shares of Common Stock, par value $0.0001 per share of Lazydays Holdings, Inc. is:

Alta Fundamental Advisers LLC ("Alta Advisers")
Address of principal business office or, if none, residence:
The address of the principal business office of the Reporting Person is:

780 Third Avenue, Suite 2202, New York, New York 10017
Citizenship: Alta Advisers is a New York limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Alta Fundamental Advisers LLC: /s/ Jeremy Carton, Jeremy Carton, Managing Member (11/10/2025)